Exhibit 5.1

CONSENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Interests of Experts” in this Registration Statement on Form F-10 and related preliminary short form prospectus of Just Energy Group Inc. (the “Company”), dated October 4, 2012, with respect to the sale and issue of up to $1,000,000,000 (or the equivalent in other currencies or currency units at the time of issue) of debt securities, common shares, preferred shares, subscription receipts and warrants of the Company, and to the use of our audit report dated May 17, 2012 with respect to the consolidated financial statements of the Company as at March 31, 2012 and 2011, and April 1, 2010, and for the years ended March 31, 2012 and 2011, included in the Company’s Annual Report on Form 40-F, as amended, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Toronto, Canada,	Chartered Accountants
October 4, 2012	Licensed Public Accountants